EXHIBIT 8.1

                 [LETTERHEAD OF VAVRINEK, TRINE, DAY & CO., LLP]

April 1, 2003

Service 1st Bancorp
Service 1st Bank
2800 W. March Lane, Suite 120
Stockton, California 95219

Dear Sirs and Mesdames:

You have requested our opinion regarding certain federal income tax consequences of the proposed acquisition of Service 1st Bank ("Bank") by Service 1st Bancorp ("Bancorp"), pursuant to which Bank will become a separate, wholly-owned subsidiary of Bancorp.

                                      FACTS

Service 1st Bancorp, a corporation organized in California, is the parent corporation of Service 1st Merger Corporation ("Subsidiary"), organized under the laws of California. Bancorp intends to register as a bank holding company under the Bank Holding Company Act of 1956, as amended, and engage in the business of a bank holding company. Subsidiary is a transitory merger corporation that engages in no substantial business activities other than to effect this merger. The Bancorp does not own, and immediately prior to the merger will not own, any stock of Bank.

Bank is a state-chartered bank that engages in activities of commercial banking.

The terms of the proposed merger (the "Merger") are contained in the Plan of Reorganization and Merger Agreement dated as of March 11, 2003, between Bancorp, Bank and Subsidiary ("Agreement"). Terms not otherwise defined in this letter shall have the meanings assigned to them in the Plan of Reorganization and Merger Agreement.

You have directed us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Agreement, in the letter to us from Bank dated April 1, 2003 (the "Letter"), and in the Proxy Statement-Prospectus anticipated to be dated on or about April 28, 2003, and mailed to Bank shareholders in connection with the annual meeting of shareholders to approve the Merger, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Date"). We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.
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The Agreement provides that Subsidiary will be merged with and into Bank, with the Bank being the surviving corporation, in accordance with the applicable provisions of state law. The Merger must be approved as required by law by the Bank shareholders at an annual meeting scheduled to be held on May 29, 2003.

On the Effective Date, all assets and liabilities of Subsidiary will be transferred by operation of law to Bank; the separate corporate existence of Subsidiary will cease, and, each share of Bank Common Stock then outstanding will be converted into one share of Common Stock of Bancorp.

No fractional shares of Bancorp Common Stock will be issued in the Merger. No cash will be exchanged for shares of Bank Common Stock or shares of Bancorp Common Stock pursuant to the Merger.

On the Effective Date, each outstanding stock option under the Bank's 1999 Stock Option Plan shall be converted into the right to receive one share of common stock of Bancorp on the same terms and conditions as existed prior to the Merger.

Except as described above, no options to purchase Bank Common Stock and no securities or other instruments convertible into Bank Common Stock will be outstanding on the Effective Date.

                                     OPINION

Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreement and based on the facts set forth in the Proxy Statement-Prospectus, the Letter, and this letter (including all representations), it is our opinion that for federal income tax purposes:

   1. The merger of the Subsidiary into the Bank and the issuance of Bancorp Common Stock in connection with the Merger will constitute a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code").

   2. Neither Bancorp nor Subsidiary will recognize gain or loss as a result of the Merger.

   3.  Bank will not recognize gain or loss as a result of the Merger.

   4. To the extent Bank Common Stock is exchanged in the Merger for Bancorp Common Stock, no gain or loss will be recognized by the shareholders of Bank.

   5. The holding period for the shares of Bancorp Common Stock received by each shareholder of Bank will include the holding period for the shares of Bank Common Stock of such shareholder exchanged in the Merger, provided that the shareholder holds such Bank Common Stock as a capital asset at the effective time of the Merger.

   6. The tax basis of the shares of Bancorp Common Stock received by each shareholder of Bank will equal the tax basis of such shareholder's shares of Bank Common Stock exchanged in the Merger.

   7. No gain or loss will be recognized by the holder of nonstatutory options to acquire Bank Common Stock upon conversion of those options into nonstatutory options to acquire Bancorp Common Stock under the same terms and conditions as in effect immediately prior to the Merger.
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   8.  The conversion of incentive stock options to acquire Bancorp Common Stock for incentive stock options to acquire Bank Common Stock will not be a modification as defined in Section 424(h)(3) of the Code, and will not result in the recognition of income, gain, or loss to the holders of the incentive stock options to acquire Bank Common Stock. Such options to acquire Bancorp Common Stock will be incentive stock options as defined in Section 422(b) of the Code.

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

We undertake no responsibility to update or supplement our opinion. Only Bancorp and Bank may rely on this opinion, and only with respect to the proposed Merger described herein.





/s/ VAVRINEK, TRINE, DAY & CO., LLP
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Vavrinek, Trine, Day & Co., LLP
Laguna Hills, California